UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Kornit Digital Ltd. (“Kornit Digital”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited interim consolidated financial statements of Kornit Digital as of, and for the six month period ended June 30, 2017 (the “Financial Statements”); and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Kornit Digital’s financial condition and results of operations as of, and for, the six month period ended June 30, 2017.

The foregoing six-month unaudited condensed interim consolidated financial statements of Kornit Digital, together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations covering that six month period, are incorporated by reference into Kornit Digital’s registration statement on Form F-3 (File No. 333-215404) and Kornit Digital’s registration statements on Form S-8 (File Nos. 333-203970, 333-214015 and 333-217039).

Attached hereto as Exhibit 101 are the Financial Statements, formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit
Number	Document Description
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

The XBRL related information in Exhibit 101 to this Form 6-K shall not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date :September 5, 2017	By:	/s/ Guy Avidan
	Name: Title:	Guy Avidan Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Unaudited condensed interim consolidated financial statements of the registrant as of, and for, the six month period ended June 30, 2017
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as of, and for, the six month period ended June 30, 2017
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

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